November 27, 2006

VIA EDGAR AND FACSIMILE

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-4561

RE:

Inland Retail Real Estate Trust, Inc.

Form 10-K for the year ended December 31, 2005

Filed March 8, 2006

File No. 0-30413

Dear Ms. van Doorn:

We are in receipt of your comment letter dated November 17, 2006 regarding the above-referenced filing.  Please find below our response to your comments.  For you convenience we have duplicated the text of each of your comments before our response.

Form 10-K for the year ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Results of operations, pages 28 to 31

1.

We note your disclosure of same store portfolio comparative operating results.  Your disclosure appears to exclude charges such as general and administrative expenses, terminated contract costs and advisor asset management fees that would be required to be included under GAAP within the captions total expenses, operating income and net income.  As such, it appears that you have reported certain Non-GAAP measures related to your same store portfolio. Please address the requirements of Item 10(e) of Regulation S-K.

We note that our disclosure of same store portfolio comparative operating results excludes general and administrative expenses, terminated contract costs and advisor asset management fees.  We believe that these expenses are corporate or REIT level specific expenses only and we do not allocate any of these expenses to individual properties.  As a result, these expenses were excluded from the same store portfolio comparative operating results.

Ms. van Doorn

Inland Retail Real Estate Trust, Inc. Response

November 27, 2006

However, we agree to modify our same store portfolio comparative operating results presentation in future filings in order to eliminate any potential appearance as a Non-GAAP measure.  Please refer  below to our proposed modified disclosure and related tables to be used in future filings using our December 31, 2005 results from operations as the example:

Results of Operations

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004

The table below represents operating information for the total portfolio of 284 properties owned as of December 31, 2005.

	Total Portfolio
			Increase /	%
	2005	2004	(Decrease)	Change
Revenues:
Rental income	$ 401,493	$ 383,434	$ 18,059	4.7
Tenant recovery income	89,410	78,448	10,962	14.0
Other property income	1,349	2,114	(765)	(36.2)
Total revenues	492,252	463,996	28,256	6.1

Expenses:
Property operating expenses	68,152	77,276	(9,124)	(11.8)
Real estate taxes	54,375	50,065	4,310	8.6
Depreciation and amortization	144,179	135,085	9,094	6.7
Terminated contract costs	-	144,200	(144,200)	(100.0)
Provision for asset impairment	5,800	2,056	3,744	182.1
Advisor asset management fee	-	18,958	(18,958)	(100.0)
General and
administrative expenses	8,180	7,427	753	10.1
Total expenses	280,686	435,067	(154,381)	(35.5)

Operating income	211,566	28,929	182,637	631.3

Other income	7,061	1,967	5,094	259.0
Interest expense	(119,478)	(111,573)	(7,905)	7.1

Net income available to
common shareholders	$ 99,149	$ (80,677)	$ 179,826	(222.9)

Ms. van Doorn

Inland Retail Real Estate Trust, Inc. Response

November 27, 2006

The table below represents selected operating information for the same store portfolio of 257 properties acquired or placed in service on or prior to January 1, 2004 and owned as of December 31, 2005.  The properties in the same store portfolio were owned for the entire years ended December 31, 2005 and December 31, 2004.

	Same Store Portfolio
			Increase /	%
	2005	2004	(Decrease)	Change

Revenues:
Rental income	$ 376,000	$ 370,694	$ 5,306	1.4
Tenant recovery income	83,663	75,452	8,211	10.9
Other property income	729	2,099	(1,370)	(65.3)
Total revenues	460,392	448,245	12,147	2.7

Expenses:
Property operating expenses	56,142	72,378	(16,236)	(22.4)
Real estate taxes	51,140	48,268	2,872	6.0
Depreciation and amortization	131,063	129,009	2,054	1.6
Provision for asset impairment	5,800	2,056	3,744	182.1
Interest expense	(111,983)	(107,484)	(4,499)	4.2

Exhibits 31.1 and 31.2

2.

We noted that you have made certain modifications to the exact form of the required certifications including replacing the word “report” with “annual report” in paragraphs 2, 3 and 4 and deleting the language “(the registrant’s fourth fiscal quarter in the case of the annual report)” in paragraph 4(d).  Please discontinue the use of these modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set fourth in Item 601(b)(31) of Regulation S-K.

We will discontinue the use of any modifications to our required certifications in future filings in accordance with Exchange Rules 13a-14(a) and 15d-14(a) and file them in accordance with Item 601(b)(31) of Regulation S-K.

In connection with our response to your comments we acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the fillings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. van Doorn

Inland Retail Real Estate Trust, Inc. Response

November 27, 2006

As requested, in addition to supplying our response to you directly via facsimile, the above comments and response has been filed on EDGAR.  We believe our response in this letter fully addresses your concerns as articulated in your letter of November 17, 2006.  Please feel free to contact me directly at 630-368-2204 if I can be of any further assistance.  Thank you.

Sincerely,

INLAND RETAIL REAL ESTATE TRUST, INC.

James W. Kleifges

Chief Financial Officer and Treasurer

Copy:

Barry L. Lazarus, Chief Executive Officer

David Kaufman, Esq., Duane Morris

Jeff Gordon, KPMG